Contact

www.linkedin.com/in/roylipski
(LinkedIn)
wefunder.com/bud.love (Company)

Top Skills

Entrepreneurship
Strategy
Funding

Languages

French (Limited Working)
Hebrew (Limited Working)
English (Native or Bilingual)

Honors-Awards

Who's Who in Energy
Who's Who in Energy
Innovation prize
Junior Scholar, Trinity College,
Cambridge University

Publications

Velocys shrinks GTL hardware,
offers technology solutions for gas
producers
Smaller scale GTL is game-changer

Roy Lipski

CEO & Founder
San Diego, California, United States

Summary

I've led growing technology companies for more than 20 years,
operating at the intersection of cutting-edge science and business.

I'm currently the full-time CEO & Founder of Bud Love, the world's
first (and legal) mixer for cannabis - like the mixer in a cocktail, only
for flower. I'm also the part-time CEO & Founder of Creo - a biotech
ingredients company whose mission is to enable the transition of
cannabinoids into the mainstream.

My dream is to build a great company - one that will outlive me and
that will help transform humanity's fate for the better.

I hope to steer a path through the various challenging currents and
rise on the tide of this unique time to make a genuine contribution to
the future of mankind.

___

Experience

Bud Love
CEO and founder
April 2022 - Present (3 years 1 month)
San Diego, California, United States

Bud Love is the world's first (and legal) mixer for cannabis, like the mixer in
a cocktail - only for flower. Bud Love's proprietary formulated blends allow
customers to craft a happier, smoother, and more personalized experience.
Bud Love is made from natural ingredients and contains no cannabis, THC or
nicotine. It's available to purchase in US dispensaries and smoke shops, as
well as online.

Creo
CEO and Co-founder
April 2016 - Present (9 years 1 month)
San Diego, California, United States

Creo is a biotechnology-based ingredient company that produces rare and novel cannabinoids using the age-old process of fermentation coupled with cutting-edge science. Creo's mission is to enable the transition of cannabinoids to the mainstream, thereby supporting the creation of cannabinoid products that help people everywhere while doing less harm to the planet. Creo's technology partner and major shareholder is industry-leading biotech firm Genomatica.

Velocys, Inc.
CEO
November 2008 - August 2015 (6 years 10 months)
Houston, Texas Area

Steered the merged Velocys/Oxford Catalysts group from an interesting technology through to a public company valued at $500 million with a real business, a clear vision and a commercial offering on the cusp of major rollout. Raised over $200 million and built a shareholder base that included some of the most respected investors in the City of London: Lansdowne Partners; Invesco Perpetual; Henderson Global Investors; Neil Woodford; Ruffer and a multi-billionaire. Velocys today is the leader in smaller scale, distributed gas-to-liquids (GTL) plants that turn biomass into premium liquid fuels and specialty chemicals. It is part of a major revolution that's unfolding in how we produce the things we need, moving from yesterday's centralized model to tomorrow's distributed network.

Oxford Catalysts Group PLC
CEO and Co-founder
January 2006 - November 2008 (2 years 11 months)
Oxford, United Kingdom

Took Oxford Catalysts from a 2.5 person company with 3 patent applications based out of the chemistry labs in the University of Oxford, through an IPO, growth, commercialization, and subsequent acquisition of Velocys in 2008. The original VCs made 65 times their money.

IP Group plc
Entrepreneur in Residence
October 2005 - January 2006 (4 months)
London, England, United Kingdom

Responsible for creating new businesses / opportunities for this leading university VC / technology transfer specialist (who was the seed capital provider for Oxford Catalysts, above).

Corpora Software Plc (Infonic)

8 years 11 months

Group Strategy Director

June 2004 - July 2005 (1 year 2 months)

After selling Infonic (see below) to Corpora, was responsible for strategy and vision for the combined group of companies. Corpora was a London Stock Exchange AIM listed knowledge management software company with key clients in the government, defence, life sciences and pharmaceutical sectors. It later changed its name to Infonic.

CEO and Founder

September 1996 - June 2004 (7 years 10 months)

London, England, United Kingdom

Europe's leading Internet research agency, helping clients measure, understand and manage corporate reputation online, using cutting-edge artificial intelligence software that we developed based on research from Cornell University. Our Chairman was Colin Storm, previously CEO of Burger King and Guinness. Clients included: Coca-Cola; Sony; Unilever; P&G; Diageo; BP; Shell; adidas; Levi's; BA; BAA; BT; BG; Credit Suisse; UBS; Daimler Chrysler; BMW; GM; Ford; Bayer; DuPont; BASF; Merck.

Goldman Sachs International

Fixed Income Capital Markets

March 1994 - August 1996 (2 years 6 months)

Started in the Structured Capital Products group, involved in the development and execution of structured hybrid-equity and tax-driven financial products, primarily for multinationals. Later moved to UK Capital Markets where advised on fixed income financings for large banks, corporations and multinationals. Awarded Goldman Sachs innovation prize.

Education

University of Cambridge

MA Cantab, Natural Sciences · (1990 - 1993)

Winchester College

A, S and Step Levels, Mathematics, Chemistry, Biology · (1988 - 1989)

Bryanston School

O and AO levels, Mathematics, Chemistry, Biology, Physics, Electronics, English, English Literature, French · (1984 - 1988)